UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Changes in Company’s Certifying Accountant

(1)	Previous Independent Registered Public Accounting Firm

(i)	Effective on October 22, 2025, PTL Limited (the “Company”) dismissed its independent registered auditor, J&S ASSOCIATE PLT (“J&S”), which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on October 22, 2025.

(ii)	The reports of J&S on the financial statements of the Company for the fiscal years ended December 31, 2024, 2023, and 2022 and related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for the same period, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved and ratified by the Board of Directors and the Audit Committee of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2024 and through October 22, 2025, the date of dismissal, (a) there were no disagreements with J&S on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of J&S, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (1) insufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended December 31, 2024, as amended.

(v)	The Company provided J&S with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On October 22, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of FundCertify CPA Professional Corporation, Inc. (“FundCertify”) as its new independent registered public accounting firm to audit the Company’s financial statements, effective October 23, 2025. During the most recent fiscal year ended December 31, 2024 and any subsequent interim periods through the date hereof prior to the engagement of FundCertify, neither the Company, nor someone on its behalf, has consulted FundCertify regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

Exhibit Index

Exhibit No.	Description
16.1	Concurrence Letter from J&S ASSOCIATE PLT addressed to the U.S. Security and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2025	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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